Exhibit 99.1

Silvercorp Delivers Robust PEA for Condor Gold Project in Ecuador

Trading Symbol:           TSX/NYSE American: SVM

Vancouver, BC, Dec. 22, 2025 /CNW/ - Silvercorp Metals Inc. (TSX: SVM) ("Silvercorp" or the "Company") is pleased to report the results of its Preliminary Economic Assessment ("PEA") for the Condor gold project (the "Project") in Ecuador. The PEA is based on the Mineral Resource Estimate (the "MRE") which was prepared for the Project in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Highlights from the PEA are as follows (all figures in US Dollars):

•	After-tax net present value ("NPV") (5%) of $522 million and an after-tax internal rate of return ("IRR") of 29% at base case metal prices of $2,600/ounce ("oz") gold, $31.00/oz silver, $1.27/pound ("lb") zinc, and $0.91/lb lead;
•	After-tax net present value ("NPV") (5%) of $1,559 million and an after-tax internal rate of return ("IRR") of 61% at near spot metal prices of $4,300/oz gold, $60.00/oz silver, $1.27/lb zinc, and $0.91/lb lead;
•	13-year life of mine ("LOM"), producing approximately 1,375 thousand ounces ("koz") of payable gold, 5,266 koz of payable silver, 95,656 thousand pounds ("klbs") of payable zinc and 8,448 klbs of payable lead;
•	Initial capital costs of $292 million and a post-tax payback of 3 years starting from commercial production;
•	Average LOM all-in sustaining cost ("AISC") of $1,258/oz net of by-product credits.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. As such there is no certainty that the PEA will be realized.

Economic Results and Sensitivities
Table 1 shows key assumptions and summarizes the projected production and economic results of the PEA. Tables 2 and 3 show sensitivities to gold prices and operating and capital costs.

Table 1: Condor Underground Mine - Key Economic Assumptions and Results

Item	Unit	Value
Gold Price	$/oz	2,600
Silver Price	$/oz	31
Zinc Price	$/lb	1.27
Lead Price	$/lb	0.91
Total Mill Feed	Mt	21.34
Annual Processing Rate	Mtpa	1.8
Average Gold Grade[1]	g/t	2.15
Average Silver Grade [1]	g/t	14.20
Gold Recovery [1]	%	93.9
Total Payable Gold	koz	1,375
Total Payable Silver	koz	5,266
Total Payable Zinc	klbs	95,656
Total Payable Lead	klbs	8,448
Mine Life[2]	Yrs	13
Average Annual Payable Equiv. Gold Metal over LOM	koz	114
Net Revenue	$M	3,623
Net Revenue Contribution from Gold	%	93.4%
All-in Sustaining Costs[3]	$/Oz AuEq	1,359
Government Royalties	$/Oz AuEq	128.2
Profit Sharing State	$/Oz AuEq	110
Profit Sharing Employee	$/Oz AuEq	28
Income Tax	$/Oz AuEq	195
Initial Capital Costs	$M	292
Sustaining Capital Costs	$M	382
Payback Period (after-tax)[4]	Yrs	3
Cumulative Net Cash Flow (pre-tax)	$M	1,156
Cumulative Net Cash Flow (after-tax)	$M	865
After-tax NPV (5%)	$M	522
After-tax IRR	%	29
NPV (5%) to Initial Capex Ratio	$:$	1.8
Notes
1.	LOM average.
2.	Excludes 2 years pre-production period.
3.	Based on World Gold Council June 27,2013 Press Release: "Guidance Note on Non-GAAP Metrics - All-In Sustaining Costs and All-in Costs". All-In Sustaining Costs include offsite costs, site operating costs, and sustaining capex costs.
4.	The payback period is measured from the beginning of production after construction is completed.

Table 2: Condor Project Economic Sensitivity Analysis for Gold Prices - After-Tax

Gold Price ($/ounce)	1,800*	2,000	2,600 (Base Case)	3,200	3,800*	4,300*
NPV @ 5% ($M)	63	178	522	866	1,210	1,497
IRR	9%	15%	29%	41%	51%	60%
Note: * beyond ±30% of base case gold price, performed by Silvercorp

Table 3: Condor Project Economic Sensitivity Analysis for Costs - After-Tax

Cost Sensitivity
Sensitivity Items	-30%	20%	10%	100% (Base Case)	+10%	+20%	+30%
Site Opex (NPV-$M (5%)/IRR)	735/36%	664/34%	593/31%	522/29%	452/26%	381/23%	310/20%
Life-of-Mine Capex (NPV-$M (5%)/IRR)	657/44%	612/38%	567/33%	522/29%	477/25%	432/22%	387/20%

Capital and Operating Costs
The Project contemplates an underground operation, with mining to be carried out by a contract mining company, supplying mill feed to a carbon-in-pulp (CIP) cyanidation circuit integrated with a gravity concentrator to preconcentrate coarse nugget gold. Sequential, selective flotation is also included to recover residual silver, lead and zinc from the cyanide leach residue, to produce marketable silver-lead and zinc concentrates, respectively.  The PEA anticipates the Project will have several capital and operating cost advantages:

•	The area of mineralization is located roughly at the same elevation as the development portal. This will allow for development to proceed into the mineralized material without having to ramp down. This reduces the length and the cost of the main ramp (as shown in Figure 1 below).
•	Mineralized material is steeply dipping with reasonably good continuities both vertically and horizontally, with approximately one-third of ROM material above the main haulage level, providing efficient access for haulage, ventilation, and services.
•	The rock mass conditions are generally Fair to Good and overall saprolite cover in the project area is thin, 2-5 m on average. The rock mass conditions support high production and low cost longhole open stope production.
•	Underground development and mining will be done by a contractor with current operations in Ecuador, eliminating the need for the Company to procure a mining fleet and allocate sustaining capital for fleet replacement.
•	Test work shows that the mineralized samples are amenable to a gravity and cyanidation combined process. The overall gold recovery is expected to be higher than 90%. The cyanide leaching kinetic is rapid and cyanide consumption is moderate. In addition, mineralization is amenable to metal recovery by flotation. A combined process of gravity concentration + cyanidation + flotation is proposed for the mineralization.
•	The site is readily accessible to local roads and approximately five km from the national road network.

A summary of operating costs is shown in Table 4.

Table 4: Total Operating Cost Estimate

Item	Cost ($/t milled)
Mining	41.01
Processing	18.36
Water Management	0.68
Mining Supervision Fees	0.82
Conservation Fees	0.08
Other Site General and Administration	13.50
Total site operating cost	74.45
Refining and Freight Cost	2.51
Royalties	8.94
Profit Sharing State and employee	9.60
Total operating cost	95.51

A summary of capital costs is shown in Table 5.

Table 5: Total Capital Cost Estimate

Item	Cost ($M)
Mine development	71
Processing plant	118
Tailings Storage Facility ("TSF")	18
Other On and Off-Site infrastructure	74
G&A	10
Total Initial capital	292
Life of mine sustaining capital	382
Note: Contingency is included in each line item based on previous experience and industry standards

Mining
The Condor project is proposed to be a contractor-operated underground mining operation that accesses the Camp and Los Cuyes deposits through a portal located at approximately 1,100 m elevation. Mining is based on updated geological block models and net smelter return (NSR) values that incorporate metal prices, metallurgical recoveries, and operating cost assumptions. The design employs mechanized longhole open stoping, using a combination of transverse primary-secondary stoping and longitudinal retreat stoping depending on the geometry and thickness of the mineralized veins. Stope envelopes were established using NSR mill-feed cut-off values of $95/t for both zones. To support consistent run-of-mine (ROM) production, the mine plan divides each deposit into five mining blocks or mining fronts, with extraction progressing from the bottom up within each block and from the top down between blocks. Figure 1 demonstrates the overall underground mine layout.

Condor Underground Mine Layout Showing Mining Blocks (Looking Northwest) (CNW Group/Silvercorp Metals Inc.)

Figure 1: Condor Underground Mine Layout Showing Mining Blocks (Looking Northwest)

Source: SRK, 2025

Note: The metals prices used in the initial NSR calculations for stope assessment, mine design, and scheduling in this PEA are $2,450/oz for gold, $27.25/oz for silver, $0.86/lb for lead, and $1.22/lb for zinc. Gold recoveries to doré are capped at 98% for Camp and 96% for Los Cuyes, and treatment and refining charges with appropriate deductions are applied in accordance with benchmark international smelter terms and conditions. For reporting and economic assessment purposes, a separate set of commodity prices of $2,600/oz for gold, $31.00/oz for silver, $0.91/lb for lead, and $1.27/lb for zinc was used to generate updated NSR formulae.

Collaring of the portal, marking the start of the underground construction period, is scheduled to begin nine months after the start of mill construction. The total ROM material mined from Year -1 through Year 1 is estimated at approximately 1.37 million tonnes (Mt), aligning with the planned mill construction and commissioning schedule.

The mine is designed to achieve a steady-state production rate of 1.80 million tonnes per year, equivalent to 5,000 tonnes per day. Commercial production is scheduled to commence in Year 1, with full ramp-up reached in Year 2. The projected life-of-mine (LOM) is approximately 13 years, excluding the 2 year construction period, and the operating schedule assumes 360 working days per year. The total ROM material over the mine life is estimated at 21.33 Mt, with an average NSR of $179/t, corresponding to grades of 2.15 g/t Au, 14.20 g/t Ag, 0.06 % Pb, and 0.54 % Zn. The ROM material is a subset of the Mineral Resource Estimate, accounting for planned mining dilution and recovery. Development requirements include 136.7 km of lateral development, consisting of 42.6 km of capital and 94.1 km of operating development, and 4.8 km of vertical development, all treated as capital. The LOM production profile is shown in Figure 2.

Condor ROM Production Profile (CNW Group/Silvercorp Metals Inc.)

Figure 2: Condor ROM Production Profile

Source: SRK, 2025

A total of 12.34 Mt of backfill will be required over the mine life. This material will consist of approximately 3.70 Mt of development waste supplemented by 8.65 Mt of riverbed gravels. As a result, no waste rock is expected to remain on the surface upon completion of operations.

Material handling will be achieved using a truck-haulage fleet, with 50-tonne trucks transporting ROM material directly to the surface for discharge onto the mill ROM pad. Waste rock will be hauled by 30-tonne ejector-type trucks and either placed into mined-out stopes for backfilling or temporarily stored on the surface until suitable backfill voids become available. Backfill will be sourced primarily from development waste, supplemented as necessary with aggregate from nearby river beds.

The mine ventilation system is designed to deliver approximately 675 cubic metres per second of airflow, including allowances for leakage and operational transitions. Separate fresh air and return air systems will service each of the Camp and Los Cuyes deposits, constructed using raise-boring methods.

Mineral Processing
The proposed process plant will treat the mineralized material at a milling rate of 5,000 t/d, or 1.8 Mt/a, with an average LOM head grade of 2.15 g/t gold and 14.2 g/t silver. A two-stage grinding circuit (a SAG mill with pebble recycling and a ball mill), integrated with a gravity concentrator, is proposed to grind the cyanide leach feed to 80% passing (P80) approximately 74 µm. The ground mill feed is processed in a carbon-in-pulp (CIP) cyanidation circuit. The loaded carbon is washed and stripped, and the pregnant solution is treated by an electrowinning unit to recover the gold and silver, producing gold-silver doré. The overall gold and silver recoveries to doré in the cyanidation circuit are estimated to be approximately 93% and 46%, respectively. The leach residue is treated to destroy residual weak acid dissociable (WAD) cyanide. Subsequently, the leach residue is further processed by sequential selection flotation to produce separate marketable silver-lead and zinc concentrates. Additional silver recovery reporting to the lead and zinc concentrates is estimated to be 12% and 6% respectively. The lead recovered into the lead concentrate is expected to be approximately 36% while the zinc recovered to the zinc concentrate is estimated to be 54%. The flotation tailings are thickened and pumped to the tailings storage facility (TSF) for storage.

Mineral Resource Estimate
The Mineral Resource estimate that was previously reported in May 2025, with an effective date of February 28, 2025, has been revised for this report using an updated assessment of the reasonable prospects for eventual economic extraction. The updated parameters include revised metals price assumptions and mining methods in accordance with the assumptions used in the PEA study. The underground Mineral Resources at the Los Cuyes and Camp deposits are reported within stope optimizations that reflect a simplified set of parameters from the PEA mining study and updated metal prices. The Mineral Resource estimates for the underground and open pit deposits are shown in Table 6 and Table 7.

Six additional holes have been drilled at Los Cuyes, but the Mineral Resource estimates have not been updated using this data at present. The qualified person reviewed the additional exploration data and is of the opinion that the new information generally aligns with the previous interpretation of the mineralized shears, and would not be expected to have a material impact on the Mineral Resource estimate.

Table 6: Mineral Resource as of November 30, 2025

	Tonnes	Average Grade					Contained Metal
Deposit	(Mt)	AuEq	Au	Ag	Pb	Zn	AuEq	Au	Ag	Pb	Zn
		(g/t)	(g/t)	(g/t)	( %)	( %)	(koz)	(koz)	(koz)	(lb'000)	(lb'000)
Indicated
Camp	5.93	2.46	1.94	15.51	0.06	0.61	469	370	2,956	7,914	79,864
Los Cuyes	4.22	2.07	1.84	11.06	0.05	0.36	280	249	1,500	4,301	33,067
Total	10.15	2.30	1.90	13.66	0.05	0.50	749	620	4,456	12,215	112,931
Inferred
Camp	20.04	2.42	1.87	14.83	0.05	0.68	1,558	1,202	9,558	23,042	298,873
Los Cuyes	10.06	2.63	2.37	13.26	0.07	0.36	849	767	4,287	14,936	80,696
Total	30.10	2.49	2.03	14.31	0.06	0.57	2,407	1,969	13,846	37,978	379,569

Source: compiled by SRK, 2025

Notes:
1.	CIM Definition Standards (2014) were used for reporting the Mineral Resources.
2.	The qualified person (as defined in NI 43-101) for the purposes of the MRE is Mark Wanless, Pr.Sci.Nat, Principal Geologist with SRK Consulting.
3.	The resource statement does not include mineralization in the Halo domain of the Los Cuyes, and its economic potential remains to be further investigated in future studies.
4.	The stope optimization uses the mining costs listed in Table 4 and the processing recoveries applied to the mining study summarized in the previous section. The optimization was generated using simplified mining rules, such as no pillars, no Equivalent Linear Overbreak (ELOS), uniform stope length and maximizing stope width.
5.	Optimizations are undertaken using a gold price of USD/oz 3,000, silver price of USD/oz 40, zinc price of USD/lb 1.47 and lead price of USD/lb 1.05.
6.	Drilling results up to February 28, 2025.
7.	The numbers may not compute exactly due to rounding.
8.	Mineral Resources are reported on a dry in-situ basis.
9.	Mineral Resources are not Mineral Reserves and have not demonstrated economic viability.

Next Steps

1.       Environmental Permitting

Over the course of 2025, the Company has advanced work on the  environmental impact assessment required for a new environmental permit, which would authorize underground development for exploitation at a small mining scale . Currently, the environmental impact study (EIS) has been approved by the ministry of environment (MAE) and the Company is engaged in the Participation Process of Citizens (PPC) with the directly-impacted communities surrounding the project. It is expected that it will take 3-4 months to complete the consultation process.  The environmental permit for exploitation - which will allow underground development, will be issued after the successful completion of the PPC.

2.       Underground Development

With the environmental permit for exploitation in place, the Company will start developing underground access tunnels into the Camp and Los Cuyes deposits. These tunnels will enable underground drilling to upgrade mineral resources and explore the on-strike and down-dip extension of the known mineralized zones at both deposits, supporting further pre-feasibility and feasibility technical studies.

Qualified Persons
The qualified persons for the PEA are Mr. Mark Wanless, FGSSA, Pr.Sci.Nat, Principal Geologist with SRK Consulting (Canada) Inc., Mr. Benny Zhang, M.Eng., P.Eng., Principal Mining Engineer with SRK Consulting (Canada) Inc., Mr. Sean Kautzman, P.Eng, Principal Mining Engineer with SRK Consulting (Canada) Inc., Dr. Jianhui Huang, Ph.D., P.Eng , Principal Process Engineer with Tetra Tech Canada Inc., Dr. Jinxing Ji, P.Eng., Metallurgist with JJ Metallurgical Services, Mr. Chris Johns, P.Eng, Principal Geotechnical Engineer with Tetra Tech Canada Inc. and Mr. Mark Liskowich, PGeo, associate Principal Environmental Consultant SRK Consulting (Canada) Inc. The specific sections for which each qualified person is responsible will be outlined in the NI 43-101 PEA Technical Report. All such qualified persons have reviewed the technical content relevant to the sections of the PEA for which they are responsible included in this news release for the deposit at the Project and have approved its dissemination.

Further details supporting the PEA will be available in an NI 43-101 Technical Report which will be posted under the Company's profile at sedarplus.com within 45 days of this news release.

This news release has been reviewed and approved by Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company who is the designated qualified person for the Company.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT
The results of the PEA contained herein were prepared in accordance with NI 43-101 and prepared by certain qualified persons associated with SRK and Tetra Tech and are preliminary in nature and are intended to provide an initial assessment of the Project's economic potential and development options of the Project. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both indicated and Inferred Mineral Resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of Mineral Resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not Mineral Reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the Inferred Mineral Resources to be considered in future advanced studies. SRK (mineral resource, infrastructure, tailings, water management, environmental and financial analysis) was contracted to conduct the PEA in cooperation with JJ Metallurgical Services (Metallurgy). The qualified persons for the PEA for the purposes of NI 43-101 are Mr. Mark Wanless, FGSSA, Pr.Sci.Nat, Principal Geologist with SRK Consulting (Canada) Inc., Mr. Benny Zhang, M.Eng., P.Eng., Principal Mining Engineer with SRK Consulting (Canada) Inc., Mr. Sean Kautzman, P.Eng, Principal Mining Engineer with SRK Consulting (Canada) Inc., Dr. Jianhui Huang, Ph.D., P.Eng , Principal Process Engineer with Tetra Tech Canada Inc., Dr. Jinxing Ji, P.Eng., Metallurgist with JJ Metallurgical Services, Mr. Chris Johns, P.Eng, Principal Geotechnical Engineer with Tetra Tech Canada Inc. and Mr. Mark Liskowich, PGeo, associate Principal Environmental Consultant SRK Consulting (Canada) Inc. All qualified persons for the PEA have reviewed the disclosure of the PEA herein. The PEA is based on the MRE, which was reported on May 12, 2025 and updated with this report. The effective date of the updated MRE is November 30, 2025. Mineral Resources are constrained by an optimized stope shape at a gold price of USD/oz 3,000, silver price of USD/oz 40, zinc price of USD/lb 1.47 and lead price of 1.05 USD/lb, Assumptions made to derive a cut-off grade included mining costs, processing costs, and recoveries were obtained from comparable industry situations.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release does not constitute, and is not, an offer or solicitation of an offer of securities.

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things, without limitation, statements regarding the results of the PEA and the timing of the filing of the PEA; expectations regarding the Project; estimates regarding Mineral Resources; anticipated exploration, drilling, development, construction, underground development, mineral processing and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; life-of-mine projections; and estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.;  and the other risk factors described in the Company's latest 40-F/Annual Information Form, and Management's Discussion and Analysis, each under the heading "Risk Factors" available on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

CAUTIONARY NOTE TO US INVESTORS
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of Mineral Reserves and Mineral Resources, may not be comparable to similar information disclosed by United States companies subject to the disclosure requirements of the SEC.

A comprehensive discussion of risks that impact Silvercorp, and additional information relating to the Company including Silvercorp's Annual Information Form can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com

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CNW 17:05e 22-DEC-25